UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No.    )*

Syngenta AG

(Name of Issuer)

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

May 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (NL) B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (LUX) S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Investment Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Holdings Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Agrochemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Chemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,925,206
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,925,206
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,925,206
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 82.2%
14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares, with a nominal value of Swiss francs (“CHF”) 0.10 per share, of Syngenta AG, a Swiss corporation (Aktiengesellschaft) (the “Issuer” or “Syngenta”) (such shares, the “Common Shares”), and the American Depositary Shares representing Common Shares, each representing one-fifth of a Common Share (the “ADSs”) (the Common Shares (including those represented by ADSs), the “Shares”). The Issuer’s principal executive offices are located at Schwarzwaldallee 215, 4058 Basel, Switzerland.

Item 2.	Identity and Background.

(a) – (c) This Statement is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i)	CNAC Saturn (NL) B.V., a private company with limited liability (Besloten Vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“CNAC Saturn (NL)”), the principal business and principal office of which is located at Amstelveenseweg 760, Amsterdam, 1081 JK, Netherlands;

(ii)	CNAC Century (LUX) S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“CNAC Century (LUX)”), the principal business and principal office of which is located at 5, rue Guillaume Kroll, L-1882 Luxembourg;

(iii)	CNAC Saturn (HK) Company Limited, a company organized under the laws of Hong Kong (“CNAC Saturn (HK)”), CNAC Century (HK) Company Limited, a company organized under the laws of Hong Kong (“CNAC Century (HK)”), CNAC (HK) Investment Company Limited, a company organized under the laws of Hong Kong (“CNAC (HK) Investment”), and CNAC (HK) Holdings Company Limited, a company organized under the laws of Hong Kong (“CNAC (HK) Holdings”), the principal business and principal office of each of which is located at 17/F, Shing Lee Commercial Building, 6-12 Wing Kut Street, Central, Hong Kong;

(iv)	China National Agrochemical Corporation, a company organized under the laws of the People’s Republic of China (“CNAC”), the principal business and principal office of which is located at No. 62 Beisihuanxilu, Haidian District, Beijing, China 100080; and

(v)	China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), the principal business and principal office of which is located at No. 62 Beisihuanxilu, Haidian District, Beijing, China 100080 (the persons and entities listed in items (i) through (v) are collectively referred to herein as the “Reporting Persons”).

CNAC Saturn (NL) is a wholly owned subsidiary of CNAC Century (LUX). CNAC Century (LUX) is a wholly owned subsidiary of CNAC Saturn (HK). CNAC Saturn (HK) is a wholly owned subsidiary of CNAC Century (HK). CNAC Century (HK) is a wholly owned subsidiary of CNAC (HK) Investment. CNAC (HK) Investment is a wholly owned subsidiary of CNAC (HK) Holdings. CNAC (HK) Holdings is a wholly owned subsidiary of CNAC. CNAC Saturn (NL), CNAC Century (LUX), CNAC Saturn (HK), CNAC Century (HK) , CNAC (HK) Investment and CNAC (HK) Holdings were organized in connection with the acquisition of the Issuer and have not conducted any other activities or business.

CNAC is a wholly owned subsidiary of ChemChina. CNAC mainly engages in the management and operation of the agrochemical business of ChemChina.

ChemChina is a state-owned enterprise of the People’s Republic of China and primarily operates in six business sectors: advanced chemical materials and specialty chemicals, basic chemicals, oil processing, agrochemicals, tire & rubber products and chemical equipment. The investor rights in ChemChina are exercised by the State-Owned Assets Supervision and Administration Commission.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of each of the Reporting Persons are set forth on Schedules I though V attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

(d)	During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, ChemChina, CNAC and Syngenta entered into a Transaction Agreement, dated as of February 2, 2016 (a copy of which is included as Exhibit 1 to this Statement) (the “Transaction Agreement”). The Transaction Agreement is incorporated by reference into this Item 3. Pursuant to the Transaction Agreement, on March 23, 2016, CNAC Saturn (NL) commenced a tender offer (the “U.S. Offer”) for up to 100% of the Common Shares that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Act) and up to 100% of the ADSs from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) (the “Offer Price”), upon the terms and subject to the conditions set forth in a U.S. Offer to Purchase, dated March 23, 2016 (as amended, the “U.S. Offer to Purchase”), a copy of which is included as Exhibit 2 to this Statement and was included as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO filed by ChemChina and CNAC Saturn (NL) with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2016 (as amended, the “Schedule TO”), and the related Common Share Acceptance Letter and ADS Letter of Transmittal, forms of which are included as Exhibits 3 and 4, respectively to this Statement and were included as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively, to the Schedule TO. Simultaneously with the U.S. Offer, CNAC Saturn (NL) commenced an offer in accordance with the tender offer rules of Switzerland to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, subject to certain restrictions (the “Swiss Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer.

The Main Offer Period (as that term is defined in the U.S. Offer to Purchase) expired at 10:00 a.m., New York City time, on May 4, 2017. As of the expiration of the Main Offer Period, a total of 75,925,206 Shares had been tendered and not withdrawn pursuant to the Offers, representing approximately 82.2% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries). On May 18, 2017, CNAC Saturn (NL) accepted for payment, in accordance with the terms of the Offers, all Shares that were validly tendered and not withdrawn prior to the expiration of the Main Offer Period. CNAC Saturn (NL) paid an aggregate of $35,305,220,790.00 to holders of Shares acquired during the Main Offer Period. The funds used to purchase the Shares accepted in the Main Offer Period were provided by ChemChina to CNAC Saturn (NL) as further described below.

On May 11, 2017, CNAC Saturn (NL) commenced the Subsequent Offer Period (as that term is defined in the U.S. Offer to Purchase), which will expire at 10:00 a.m., New York City time, on May 24, 2017. On June 7, 2017, CNAC Saturn (NL) expects to accept for payment, in accordance with the terms of the Offers, all Shares that were validly tendered in the Subsequent Offer Period. The funds that will be used to purchase the Shares accepted in the Subsequent Offer Period will be provided by ChemChina to CNAC Saturn (NL) as further described below.

In connection with the Offers, CNAC Saturn (NL) has paid (or will pay, assuming that all outstanding Shares are tendered into the Offers), in the aggregate, approximately $44 billion in cash consideration for Shares including related transaction fees, costs and expenses, consisting of funds provided to CNAC Saturn (NL) by ChemChina, which consist of (a) $5 billion of funds internally sourced by ChemChina and contributed to Purchaser, (b) $7 billion of funds raised by the issuance of perpetual bonds by ChemChina Century Company Limited, a wholly-owned subsidiary of ChemChina, to a certain special purpose vehicle which sourced its funds from China Reform Holdings Corporation Limited and contributed to Purchaser, (c) $10 billion of funds raised by the issuance of perpetual bonds by CNAC (HK) Investment to a certain special purpose vehicle which sourced its funds from Bank of China Limited and contributed to Purchaser, (d) $1 billion of funds raised by the issuance of perpetual bonds by CNAC (HK) Investment to a certain special purpose vehicle which sourced its funds from Industrial Bank Co., Ltd. and contributed to Purchaser, (e) $2 billion of funds raised by the issuance of convertible preference shares by CNAC (HK) Investment to CNAC (HK) Synbridge Company Limited, which in turn raised $2 billion of funds by issuing notes to Morgan Stanley & Co. International plc, (f) $6,812,310,246 billion under a facilities agreements among CNAC Saturn (NL) and, among others, HSBC Bank plc, as facility agent, HSBC Corporate Trustee Company (UK) Limited, as security agent, HSBC Bank plc, as global co-ordinator and Credit Suisse AG, Credit Suisse AG, London Branch, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited, Coöperatieve Rabobank U.A., trading as Rabobank London, Coöperatieve Rabobank U.A., Hong Kong Branch, UniCredit Bank AG and UniCredit S.p.A., as mandated lead arrangers, and (g) $12.5 billion under a term loan agreement by and among CNAC Century (HK), as borrower, and, among others, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent, China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, and Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger.

All information contained in the U.S. Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 5 of this Statement is hereby incorporated by this reference in this Item 4.

The purpose of the transactions described in this Statement is for ChemChina, through CNAC Saturn (NL), to acquire control of, and the entire equity interest in, Syngenta. The Offers, as the first step in the acquisition of Syngenta, are intended to facilitate the acquisition of all of the outstanding Shares.

As noted above, the Main Offer Period (as that term is defined in the U.S. Offer to Purchase) expired at 10:00 a.m., New York City time, on May 4, 2017. As of the expiration of the Main Offer Period, a total of 75,925,206 Shares had been tendered and not withdrawn pursuant to the Offers, representing approximately 82.2% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries). On May 18, 2017, CNAC Saturn (NL) accepted for payment, in accordance with the terms of the Offers, all Shares that were validly tendered and not withdrawn prior to the expiration of the Main Offer Period.

In accordance the terms of the Transaction Agreement, Syngenta will hold a General Meeting of Shareholders (“GM”) on June 26, 2017 and discharge the eight members of its current board of directors (the “Board”), including the chairman. Syngenta will propose and recommend the election to the Syngenta board of directors as chairman, Ren Jianxin, as vice-chairman, Michel Demaré, and as members, three additional individuals that are current members of the Board, who will be Jürg Witmer, Eveline Saupper and Gunnar Brock, and three additional individuals proposed by ChemChina, who will be Hongbo Chen, Olivier T. de Clermont-Tonnerre and Dieter A. Gericke. The current members of the Board who will not be proposed for re-election have each signed a resignation declaration effective as of the end of the GM. Pursuant to the Transaction Agreement, ChemChina may expand the size of the Board to ten members, six of whom would be proposed by ChemChina and the other four of whom would be independent, having no affiliation with ChemChina or its affiliates other than their position as Board members and meeting the independence criteria of the Swiss Code of Best Practices for Corporate Governance. As more fully described in the U.S. Offer to Purchase, certain decisions of the Board will require, in addition to the simple majority of votes of the members present (with the chairman of the Board having the casting vote in case of a tie), the consent of at least two directors who are independent (as described above in this paragraph). In addition, a new committee consisting of independent directors (as described above in this paragraph) will be established to approve any transaction between Syngenta and its subsidiaries, on the one hand, and ChemChina or its affiliates, on the other hand.

As noted above, on May 11, 2017, CNAC Saturn (NL) commenced the Subsequent Offer Period (as that term is defined in the U.S. Offer to Purchase), which will expire at 10:00 a.m., New York City time, on May 24, 2017. On June 7, 2017, CNAC Saturn (NL) expects to accept for payment, in accordance with the terms of the Offers, all Shares that were validly tendered prior to the expiration of the Subsequent Offer Period.

ChemChina and CNAC Saturn (NL) intend that, as soon as practicable after the consummation of the Offers, a squeeze-out action will be carried out with respect to the remaining publicly held Shares of Syngenta.

In the event that ChemChina and/or its subsidiaries hold more than 98% of the voting rights in Syngenta after the consummation of the Offers, CNAC Saturn (NL) intends to request the cancellation of the remaining publicly held Shares in accordance with Article 137 of the Financial Markets Infrastructure Act of Switzerland. The remaining minority shareholders subject to such squeeze-out action do not have appraisal rights in connection with the consideration to be paid in such squeeze-out action.

In the event that ChemChina and/or its subsidiaries hold between (and including) 90% and (and including) 98% of the voting rights in Syngenta after the consummation of the Offers, CNAC Saturn (NL) intends to merge Syngenta with a company directly or indirectly controlled by ChemChina in accordance with Article 8 Paragraph 2 and Article 18 Paragraph 5 of the Swiss Merger Act, whereby the remaining public shareholders of Syngenta would be compensated (in cash or otherwise) and not receive any shares in the surviving company. A minority shareholder subject to the squeeze-out merger may seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered in such squeeze-out merger is inadequate and petition a competent Swiss court to determine what consideration is adequate.

In the event that ChemChina and/or its subsidiaries hold less than 90% of the voting rights in Syngenta after the consummation of the Offers, ChemChina and CNAC Saturn (NL) may consider, depending on the circumstances, purchasing additional Shares from remaining shareholders of Syngenta and/or combining relevant portions of their relevant businesses with Syngenta through a contribution in kind to Syngenta of assets, businesses or shareholdings in connection with a capital increase. In the event of such a transaction, the pre-emptive rights of the shareholders of Syngenta would be withdrawn and new Shares issued only to the contributing company. Furthermore, CNAC Saturn (NL) may consider implementing one or several other transactions under the Swiss Merger Act.

As a result of the transactions described in this Statement and as soon as practicable after the consummation of the Offers, ChemChina intends to cause Syngenta to delist the Common Shares and ADSs from the SIX Swiss Exchange and the New York Stock Exchange, respectively (after which there will be no public market for the Shares), to suspend certain of its disclosure and reporting obligations and to terminate its registration under the Act.

References to, and descriptions of, the Transaction Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Transaction Agreement, a copy of which is included as Exhibit 1 to this Statement and which is incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Statement and the responses of the Reporting Persons to Rows 7 through 11 and Row 13 of the cover pages of this Statement are hereby incorporated by this reference in this Item 5.

(a) — (b) CNAC Saturn (NL) is the direct record owner or may be deemed to be the beneficial owner of 75,925,206 Shares (not including 449,326 Shares tendered as of May 17, 2017 in the Subsequent Offer Period), representing approximately 82.2% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries).

Except as set forth above, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of Scheduled Persons, has power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

(c) Except as described in this Statement, no transactions in Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any Scheduled Person, during the 60 days prior to the date hereof.

(d) Except as described in this Statement, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any Scheduled Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Transaction Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Transaction Agreement, dated as of February 2, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation and Syngenta AG (incorporated herein by reference to Exhibit (d) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 2	U.S. Offer to Purchase, dated March 23, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 3	Form of Common Share Acceptance Letter (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 4	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 5	Purchaser Facilities Agreement, dated as of March 7, 2016, by and among CNAC Saturn (NL) B.V., HSBC Bank plc, as facility agent, HSBC Corporate Trustee Company (UK) Limited, as security agent, HSBC Bank plc, as global co-ordinator, and Credit Suisse AG, Credit Suisse AG, London Branch, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited, Coöperatieve Rabobank U.A., trading as Rabobank London, Coöperatieve Rabobank U.A., Hong Kong Branch, UniCredit Bank AG and UniCredit S.p.A., as mandated lead arrangers (incorporated herein by reference to Exhibit (b)(1) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 6	Citic Facility Agreement, dated as of March 8, 2016, by and among China Citic Bank Corporation Limited, as lender, CNAC Century (HK) Company Limited, as borrower, and China National Chemical Corporation and China National Agrochemical Corporation, as guarantors (incorporated herein by reference to Exhibit (b)(2) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 7	Holdco Facilities Agreement, dated as of August 25, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation, CNAC Century (HK) Company Limited, as borrower, China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger, the financial institutions listed on Schedule 1 thereof, as original lenders, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent (incorporated herein by reference to Exhibit (b)(3) of Amendment No. 5 to the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on August 30, 2016).

Exhibit 8	Trust Deed constituting U.S.$2,000,000,000 5 per cent. Deferrable Guaranteed Notes due 2020, unconditionally and irrevocably guaranteed by the Company, dated 5 May 2017, by and among CNAC (HK) Synbridge Company Limited, as Issuer, China National Chemical Corporation, as Company, and The Hongkong and Shanghai Banking Corporation Limited, as Trustee (incorporated herein by reference to Exhibit (b)(4) of Amendment No. 17 to the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on May 18, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
Name:	Xiaobao Lu
Title:	Vice President

CHINA NATIONAL AGROCHEMICAL CORPORATION

By:	/s/ Liru An
Name:	Liru An
Title:	Authorized Signatory

CNAC (HK) HOLDINGS COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC (HK) INVESTMENT COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC CENTURY (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC SATURN (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC CENTURY (LUX) S.À.R.L.

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
Name:	Hongbo Chen
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Transaction Agreement, dated as of February 2, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation and Syngenta AG (incorporated herein by reference to Exhibit (d) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 2	U.S. Offer to Purchase, dated March 23, 2016 (incorporated herein by reference to Exhibit (a)(1)(i) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 3	Form of Common Share Acceptance Letter (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 4	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated herein by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 5	Purchaser Facilities Agreement, dated as of March 7, 2016, by and among CNAC Saturn (NL) B.V., HSBC Bank plc, as facility agent, HSBC Corporate Trustee Company (UK) Limited, as security agent, HSBC Bank plc, as global co-ordinator, and Credit Suisse AG, Credit Suisse AG, London Branch, HSBC Bank plc, The Hongkong and Shanghai Banking Corporation Limited, Coöperatieve Rabobank U.A., trading as Rabobank London, Coöperatieve Rabobank U.A., Hong Kong Branch, UniCredit Bank AG and UniCredit S.p.A., as mandated lead arrangers (incorporated herein by reference to Exhibit (b)(1) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 6	Citic Facility Agreement, dated as of March 8, 2016, by and among China Citic Bank Corporation Limited, as lender, CNAC Century (HK) Company Limited, as borrower, and China National Chemical Corporation and China National Agrochemical Corporation, as guarantors (incorporated herein by reference to Exhibit (b)(2) of the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on March 23, 2016).

Exhibit 7	Holdco Facilities Agreement, dated as of August 25, 2016, by and among China National Chemical Corporation, China National Agrochemical Corporation, CNAC Century (HK) Company Limited, as borrower, China Citic Bank Corporation Limited and China Citic Bank International Limited, as global co-ordinator, China Citic Bank Corporation Limited, Beijing Branch, China Citic Bank International Limited, Industrial Bank Co., Ltd. Beijing Branch, Shanghai Pudong Development Bank Co., Ltd., Hong Kong Branch, Shanghai Pudong Development Bank Co., Ltd., Shanghai Pilot Free Trade Zone Branch, BNP Paribas, acting through its Hong Kong Branch, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, Singapore Branch, Natixis, Hong Kong Branch, Unicredit Bank AG and Unicredit S.P.A., as mandated lead arrangers and bookrunners, Coöperatieve Rabobank U.A., Hong Kong Branch, as mandated lead arranger, the financial institutions listed on Schedule 1 thereof, as original lenders, China Citic Bank International Limited, as agent, and China Citic Bank International Limited, as security agent (incorporated herein by reference to Exhibit (b)(3) of Amendment No. 5 to the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on August 30, 2016).

Exhibit 8	Trust Deed constituting U.S.$2,000,000,000 5 per cent. Deferrable Guaranteed Notes due 2020, unconditionally and irrevocably guaranteed by the Company, dated 5 May 2017, by and among CNAC (HK) Synbridge Company Limited, as Issuer, China National Chemical Corporation, as Company, and The Hongkong and Shanghai Banking Corporation Limited, as Trustee (incorporated herein by reference to Exhibit (b)(4) of Amendment No. 17 to the Schedule TO filed by ChemChina and CNAC Saturn (NL) with the SEC on May 18, 2017).

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CNAC SATURN (NL) B.V.

The name, current principal occupation or employment of each director and executive officer of CNAC Saturn (NL) are set forth below. The business address of each director and officer is CNAC Saturn (NL) B.V., Amstelveenseweg 760, Amsterdam, 1081 JK, Netherlands. Each of Mr. Lu and Mr. Chen is a citizen of the People’s Republic of China and Ms. Spreeuwers is a citizen of the Netherlands. Directors are identified by an asterisk.

Name	Present Principal Occupation or Employment
Xiaobao Lu*	Vice President of ChemChina.

Hongbo Chen*	Chief Strategy Officer, Deputy Party Secretary, Secretary of Discipline Inspection Commission, and Chief Executive Officer Assistant of CNAC.

Djonie Maria Angela Spreeuwers*	Director at Alter Domus Nederland B.V.

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CNAC CENTURY (LUX) S.À.R.L.

The name, current principal occupation or employment of each director and executive officer of CNAC Century (LUX) are set forth below. The business address of each director and officer is CNAC Century (LUX) S.à r.l., 5, rue Guillaume Kroll, L-1882 Luxembourg. Each of Mr. Lu and Mr. Chen is a citizen of the People’s Republic of China, Mr. Davezac is a citizen of Luxembourg and Ms. Gérardy is a citizen of Belgium. Directors are identified by an asterisk.

Name	Present Principal Occupation or Employment
Xiaobao Lu*	Vice President of ChemChina.

Hongbo Chen*	Chief Strategy Officer, Deputy Party Secretary, Secretary of Discipline Inspection Commission, and Chief Executive Officer Assistant of CNAC.

Christophe Davezac*	Director at Alter Domus Luxembourg S.à r.l.

Florence Gérardy*	Ms. Gérardy has internal responsibilities for Alter Domus’ Sales & Marketing Committee and is also responsible for business development in Canada.

SCHEDULE III

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CNAC SATURN (HK) COMPANY LIMITED, CNAC CENTURY (HK) COMPANY LIMITED, CNAC (HK) INVESTMENT COMPANY LIMITED AND CNAC (HK) HOLDINGS COMPANY LIMITED

The name, current principal occupation or employment of each director and executive officer of CNAC Saturn (HK), CNAC Century (HK), CNAC (HK) Investment and CNAC (HK) Holdings are set forth below. The business address of each director and officer is CNAC Saturn (HK) Company Limited / CNAC Century (HK) Company Limited / CNAC (HK) Investment Company Limited / CNAC (HK) Holdings Company Limited, 17/F, Shing Lee Commercial Building, 6-12 Wing Kut Street, Central, Hong Kong. All directors and executive officers listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk.

Name	Present Principal Occupation or Employment
Xiaobao Lu*	Vice President of ChemChina.

Hongbo Chen*	Chief Strategy Officer, Deputy Party Secretary, Secretary of Discipline Inspection Commission, and Chief Executive Officer Assistant of CNAC.

SCHEDULE IV

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CHINA NATIONAL AGROCHEMICAL CORPORATION

The name, current principal occupation or employment of each director and executive officer of CNAC are set forth below. The business address of each director and officer is China National Agrochemical Corporation, No. 62 Beisihuanxilu, Haidian District, Beijing, China 100080. All directors and executive officers listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with CNAC.

Name	Present Principal Occupation or Employment
Liru An	Chairman and Secretary of Party Committee of CNAC.

Hui Guo	Deputy CEO of CNAC.

Hongbo Chen	Chief Strategy Officer, Deputy Party Secretary, Secretary of Discipline Inspection Commission, and Chief Executive Officer Assistant of CNAC.

SCHEDULE V

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CHINA NATIONAL CHEMICAL CORPORATION

The name, current principal occupation or employment of each director and executive officer of ChemChina are set forth below. The business address of each director and officer is China National Chemical Corporation, No. 62 Beisihuanxilu, Haidian District, Beijing, China 100080. All directors and executive officers listed below are citizens of the People’s Republic of China. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with ChemChina.

Name	Present Principal Occupation or Employment

Jianxin Ren*	Chairman and Secretary of Party Committee of ChemChina.

Xingqiang Yang*	President, Director and Vice Secretary of Party Committee of ChemChina.

Peng Zhang*	Non-Executive Director of ChemChina. Mr. Zhang also currently serves as a full-time, Non-Executive Director of Central Enterprises in the State-owned Assets Supervision and Administration Commission of the State Council (located at No. 26, Xidajie, Xuanwumen, Xicheng District, Beijing, China 100053), the principal business of which is the management of designated central state-owned enterprises of China through non-executive directors. In addition, Mr. Zhang also currently serves as a Non-Executive Director of China Chengtong Holdings Group Limited (located at Building 17, Section 6, No. 188 Nansihuanxilu, Fengtai District, Beijing, China 100070), the principal business of which is capital management, logistics, trade of production goods and production and development of wood-pulp-paper.

Ke’ning Jin*	Non-Executive Director of ChemChina. Mr. Jin also currently serves as a Non-Executive Director of China National Coal Group Corporation (located at No. 1, Huangsi St., Chaoyang District, Beijing 100120), the principal business of which is the production and trade of coal and coal chemicals. In addition, Mr. Jin also currently serves as a Non-Executive Director of China National Petroleum Corporation (located at 9 Dongzhimen North St., Dongcheng District, Beijing, China 100007), the principal business of which is the exploration, development, and trade of oil and gas.

Deyuan Pan*	Non-Executive Director of ChemChina. Mr. Pan also currently serves as a Non-Executive Director of China XD Group (located at No. 7 Tangxing Rd., Xi’an, China 710075), the principal business of which is the research, development, and production of electrical equipment and technology. In addition, Mr. Pan also currently serves as a Non-Executive Director of China Railway Materials Company, Limited (located at No. 11, Huayuan St., Xicheng District, Beijing 100032), the principal business of which is in railway logistics.

Jinquan Xiao*	Senior Partner, CEO of China Region for Dentons law firm (known as Dacheng in China) (located at block D, Parkview Green, 9 Dongdaqiao Rd., Beijing, China, 100020), the principal business of which is legal service. Mr. Xiao also currently serves as an External Director of China National Agricultural Development Group Corporation, Limited (located at Zhongshui Building, 31 Minfeng Hutong, Beijing, China, 100032), the principal business of which is the exploitation of agricultural and fishery resources. In addition, Mr. Xiao also currently serves as an Independent Director of Shinhan Bank (located at Zhongyu Building, 1 Gongtibei Rd., Beijing, China 100027), the principal business of which is banking services.

Yawen Liu*	Employee Director of ChemChina.

Xiaosen Fan	Vice President and Party Committee Member of ChemChina.

Jianming Ren	Vice President, Labor Union Chairman, Party Committee Member, Director of Personnel, and Director-General of the Organization Department of Party Committee of ChemChina.

Xinping Bai	Vice President of ChemChina.

Xuteng Hu	Vice President of ChemChina.

Xiaobao Lu	Vice President of ChemChina.